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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
Shell Capital Inc.                            (Month/Day/Year)           Brigham Exploration Company-BEXP       (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)           03/17/00                  5. Relationship of Reporting        -----------------------
910 Louisiana, Suite 5000                  ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director    X  10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                      Form filed by
Houston         TX          77002              (voluntary)                      Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                      X  Form filed by
                                                                                                                --- More than One
                                                                         ------------------------------             Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.

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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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CONVERTIBLE NOTES                05/17/00    12/31/02     Common Stock   2,564,102(1)   $3.90          D
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CONVERTIBLE NOTES                05/17/00    12/31/02     Common Stock   1,666,667(2)   $6.00          D
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CONVERTIBLE NOTES                05/17/00    12/31/02     Common Stock   1,250,000(3)   $8.00          D
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WARRANTS(4)                      05/17/00(4) 12/30/03     Common Stock   2,564,102(4)   $3.90          D
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WARRANTS(4)                      05/17/00(4) 12/30/03     Common Stock   1,666,667(4)   $6.00          D
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WARRANTS(4)                      05/17/00(4) 12/30/03     Common Stock   1,250,000(4)   $8.00          D
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Explanation of Responses:

1 Up to $10,000,000 of outstanding debt under the Amended and Restated Credit
  Agreement (the "Credit Agreement") dated February 17, 2000 between Brigham
  Oil & Gas, L.P., a Delaware limited partnership, certain financial institutions party thereto (including Shell Capital Inc.) and the Bank of Montreal, as agent for the Lenders, subject to the satisfaction of certain conditions, may be converted into up to 2,564,102 shares of common stock at a conversion price of $3.90 per share.
2 An additional $10,000,000 of outstanding debt under the Credit Agreement, subject to the satisfaction of certain conditions, may be converted into up to 1,666,667 shares of common stock at a conversion price of $6.00 per share, after the conversion of all Convertible Notes with an exercise price of $3.90.
3 An additional $10,000,000 of outstanding debt under the Credit Agreement, subject to the satisfaction of certain conditions, may be converted into up to 1,250,000 shares of common stock at a conversion price of $8.00 per share, after the conversion of all Convertible Notes with an exercise price of $6.00.
4 The Warrants are exercisable only upon the repayment of outstanding debt under the Credit Agreement, subject to the satisfaction of certain conditions contained therein and subject to certain additional conditions as set forth in the Warrant Agreement (the "Warrant Agreement") dated February 17, 2000, between Brigham Exploration Company and Shell Capital Inc.; and the number of shares of common stock into which the Warrants may be converted shall be reduced by the number of shares obtained by the conversion of the Convertible
  Notes into shares of common stock, so that in no event can more than 5,480,769 shares of common stock be issued to Shell Capital Inc. pursuant to the Credit Agreement and the Warrant Agreement.

                                                                                /s/ RON W. LEFTWICH,
                                                                                    President, Shell Capital Inc.  March 28,2000
**Intentional misstatements or omissions of facts constitute Federal Criminal    -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                         **Signature of Reporting Person        Date

Note. File three copies of this Form, one of which must be manually signed.                                                   Page 2
      If space provided is insufficient, See Instruction 6 for procedure.                                            SEC 1473 (3-99)


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             JOINT FILING STATEMENT


           Shell Oil Company ("Shell Oil") is deemed to be the beneficial owner of the shares of common stock described on the Form 3 attached hereto as filed by Shell Capital Inc. ("Shell Capital") because Shell Capital is a wholly-owned subsidiary of Shell Oil. Therefore, Shell Oil joins Shell Capital in filing this Form 3.

Shell Oil Company
One Shell Plaza
910 Louisiana
Houston, Texas 77002

SHELL OIL COMPANY



By:   /s/ RON W. LEFTWICH
   --------------------------
Name:     R. W. Leftwich
Title:    Treasurer


      Shell Petroleum Inc. ("Shell Petroleum") is deemed to be the beneficial owner of the shares of common stock described on the Form 3 attached hereto as filed by Shell Capital Inc. ("Shell Capital") because Shell Capital is a wholly-owned subsidiary of Shell Oil which is a wholly-owned subsidiary of Shell Petroleum. Therefore, Shell Petroleum joins Shell Capital in filing this Form 3.

Shell Petroleum Inc.
1105 Market Street
Suite 1300
Wilmington, Delaware 19899

SHELL PETROLEUM INC.



By:   /s/ RON W. LEFTWICH
   --------------------------
Name:     R. W. Leftwich
Title:    Assistant  Treasurer